SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 21 July, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Albert Manifold appointed BP p.l.c. chair dated 21 July 2025

Exhibit 1.1

press release

21 July 2025

Albert Manifold appointed BP p.l.c. chair

BP p.l.c. ("bp") today announces that it has appointed Albert Manifold to succeed Helge Lund as chair of the company. He will join the company's board on 1 September as non-executive director and chair-elect, and will take over as chair on 1 October. At that point, Helge Lund will step down as chair and as a director of the bp board.

Albert was the Chief Executive Officer of CRH plc ("CRH") from January 2014 until December 2024. Under his leadership CRH strategically reshaped its portfolio and delivered superior growth and performance. He has a strong track record of strategic leadership and operational delivery with a focus on cost efficiency, disciplined capital allocation and cash flow generation.

He is also a non-executive director at LyondellBasell, a global chemicals producer, listed on the New York Stock Exchange, and a non-executive director at Mercury Engineering, a leading privately-owned engineering consultancy.

Dame Amanda Blanc, bp's senior independent director, who led the succession process on behalf of the board, said: "I am delighted that following a rigorous and comprehensive global search we have been able to appoint Albert as our new chair. His impressive track record of shareholder value creation at CRH demonstrates he is the ideal candidate to oversee bp's next chapter.

"Albert has a relentless focus on performance which is well suited to bp's needs now and into the future. He transformed and refocused CRH into a global leader by building on its rich heritage to deliver superior growth, cash generation and returns.

"On behalf of the company, I would also like to thank Helge for his leadership and dedicated service to bp throughout the past seven years. His contribution through a period of immense change has been invaluable."

Albert Manifold said: "It is an honour to be appointed chair of one of the world's great energy companies, and to have the opportunity to help the company reach its full potential. bp has a vital role to play in addressing the world's growing energy needs. I look forward to working with the bp board, Murray and the leadership team to accelerate delivery of bp's strategy and drive compelling and sustainable shareholder value creation."

Albert is a Certified Public Accountant, a Chartered Accountant, and holds a Master of Business Administration and a Master in Business Studies, both from Dublin City University. He remains a special adviser to the board of CRH and is also an adviser at Clayton Dubilier & Rice.

There are no additional matters that require disclosure under 6.4.8R of the UK Listing Rules.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c., is Ben Mathews, Company Secretary.

Further information:
bp press office, London: bppress@bp.com, +44 (0)7831 095541

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 July 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary